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                               January 7, 2021

       Nicholas Zillges
       President and Chief Executive Officer
       Marathon Bancorp, Inc.
       500 Scott Street
       Wausau, WI 54403

                                                        Re: Marathon Bancorp,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 11,
2020
                                                            File No. 333-251314

       Dear Mr. Zillges:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary
       Business Strategy, page 3

   1. We note your disclosure on page 3 that your business strategy includes increasing commercial real estate
lending. Please balance the discussion by disclosing the added risks of commercial
real estate lending, as disclosed in the last risk factor on page 23.
       Business of Marathon Bank
       Allocation of Allowance for Loan Losses, page 91

   2.                                                   Based on disclosure
here and on pages F-27 and F-28 we noted the following:

                                                              During the year
ended June 30, 2019, a significant amount of allowance for loan loss
 Nicholas Zillges
Marathon Bancorp, Inc.
January 7, 2021
Page 2
              was reallocated from the unallocated allowance primarily to the Commercial and
              Industrial portfolio segment.
                During the quarter ended September 30, 2019, a significant amount of allowance for loan loss was reallocated from the Commercial and Industrial portfolio segment primarily to the Commercial Real Estate portfolio segment.
                During the remainder of the year ended June 30, 2020, a significant amount of allowance for loan loss was reallocated from the Commercial Real Estate portfolio segment back to the Commercial and Industrial portfolio segment.
                During the quarter ended September 30, 2020, a significant amount of allowance for loan loss was reallocated from the Commercial and Industrial portfolio segment to multiple areas including the Commercial Real Estate portfolio segment, the One-to-
              four-family-residential portfolio segment and the unallocated allowance.

         To the extent there are material reallocations of the allowance for loan loss between portfolio segments or the unallocated allowance during a period presented in your filing, please revise to discuss the factors that influenced your judgements and the specific facts and circumstances triggering the reallocation to allow an investor to clearly understand the changes in credit risk during each period and the credit characteristics of each portfolio at each period end presented. Refer to ASC 310-10-50-11B for guidance. The Reorganization and Offering
How We Determined the Stock Pricing and the Number of Shares to be Issued, page 129

3. Please disclose in this section the screening criterion applied by RP Financial in selecting the peer group companies, as set forth in the first bullet on page
III.2 of the appraisal
         report.
4. We note your disclosure in the second paragraph on page 130 that RP Financial excluded from the peer group "three institutions that displayed unusual financial and/or operating conditions." Please revise to briefly describe the nature of such conditions.
Maryland Law and Articles of Incorporation and Bylaws of Marathon Bancorp, Inc. Forum Selection for Certain Stockholder Lawsuits, page 142

5. We note that your forum selection provision identifies a federal or state court located within the state of Maryland as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange
       Act. If this provision does not apply to actions arising under the Securities Act or
       Exchange Act, please also ensure that the exclusive forum provision in the Articles of
FirstName LastNameNicholas Zillges
       Incorporation states this clearly, or tell us how you will inform investors in future filings
Comapany    NameMarathon
       that the             Bancorp,
                provision does         Inc.to any actions arising under the
Securities Act or
                               not apply
JanuaryExchange   Act. 2
         7, 2021 Page
FirstName LastName
 Nicholas Zillges
FirstName  LastNameNicholas Zillges
Marathon Bancorp, Inc.
Comapany
January    NameMarathon Bancorp, Inc.
        7, 2021
January
Page 3 7, 2021 Page 3
FirstName LastName
Loan Origination Fees and Costs, page F-15

6. Please tell us if loan origination fees and related direct origination costs associated with all loans are deferred and amortized over the life of the loan on a level-yield basis as an adjustment to interest income over the contractual life of the loan and revise your disclosure accordingly. Refer to ASC 310-20 for guidance.
General

7. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section
         5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande,
Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-
3552 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Finance